UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Eni S.p.A.
(Name of Issuer)

Ordinary Shares, without par value
(Title of Class of Securities)

26874R108
(CUSIP Number)

Cassa depositi e prestiti S.p.A.
Via Goito, 4
00185 Rome, Italy
Attn: Roberta Melfa
+39 06 4221 2126

with copies to:
Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN
Attn: Richard C. Morrissey, Esq.
+44 20 7959-8900
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 5, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     26874R108

1.	NAMES OF REPORTING PERSONS Cassa depositi e prestiti S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 936,179,478 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 936,179,478 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,179,478
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.76% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1) Pursuant to Law Decree No. 269 of September 30, 2003 and to Decree of the Ministry of Economy and Finance No. 59627 of June 18, 2004, Cassa depositi e prestiti S.p.A. must coordinate in advance with the Italian Ministry of Economy and Finance regarding each managerial decision relating to ENI S.p.A. and must consult and comply with the Ministry’s instructions regarding all managerial operations of ENI S.p.A.

(2) This percentage is calculated based upon 3,634,185,330 ordinary shares outstanding as of July 20, 2012, following the cancellation of ENI treasury shares approved by the Shareholders’ Meeting held on July 16, 2012, as reported in the Issuer’s Report on Form 6-K, filed on August 2, 2012, and also disclosed in the Issuer’s bylaws dated July 2012.

  This Amendment No. 2 (the “Amendment”) amends the Schedule 13D, as amended on September 13, 2012,  (the “Original Schedule 13D”) initially filed with the Securities and Exchange Commission (“SEC”) on February 18, 2011. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.                      Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

The information set forth in Item 3 of the Original Schedule 13D is incorporated by reference into this Item 4.

The share exchange between the MEF and CDP pursuant to the November Decree, as described in Item 3, was intended to allow CDP to transfer its shareholding in ENEL, in compliance with Direction of the Italian Antitrust Authority No. 14542 of August 5, 2005, which had authorized the acquisition by CDP of an Italian corporation named Terna S.p.A. subject to the transfer of its shareholding in ENEL.

Pursuant to Law Decree No. 269 of September 30, 2003 and to Decree of the MEF No. 59627 of June 18, 2004, CDP must coordinate in advance with the MEF regarding each managerial decision relating to the Issuer and must consult and comply with the MEF’s instructions regarding all managerial operations of the Issuer.

The sales by CDP of 61,744,750 Ordinary Shares pursuant to the Initial Market Transactions and of 58,255,250 Ordinary Shares pursuant to the Additional Transactions, each as defined and further described in Item 5(c) of this Amendment, were carried out for the purpose of funding in part CDP’s acquisition of 30% less one share of the outstanding shares of Snam S.p.A pursuant to an agreement between the Issuer and CDP, which was entered into on June 15, 2012. The total number of Ordinary Shares sold by CDP pursuant to the Initial Market Transactions and the Additional Transactions represent approximately 3.3% of the Issuer’s share capital. With the Initial Market Transactions and the Additional Transactions CDP has concluded the sales of Ordinary Shares which it intended to carry out for the purpose of funding in part the aforementioned acquisition.

Except as described herein, neither the Reporting Person nor, to the best of its knowledge, the MEF or any of the persons listed on Schedule I of the Original Schedule 13D has present plans or proposals that relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares of the Issuer beneficially owned are incorporated herein by reference. Because (i) the MEF controls CDP, as described in Item 2 to this Statement, and (ii) CDP must consult and comply with the MEF’s instructions regarding the Issuer’s managerial operations, the MEF may be deemed to beneficially own Ordinary Shares of the Issuer owned by CDP.

Mr. Franco Bassanini, the Chairman of CDP’s Board of Directors, beneficially owns 4,825 Ordinary Shares, representing less than 0.1% of the Issuer’s capital stock.

Mr. Cristian Chizzoli, a director of CDP, beneficially owns 61 Ordinary Shares, representing less than 0.1% of the Issuer’s capital stock.

The MEF holds 157,552,137 Ordinary Shares, representing 4.3% of the Issuer’s capital stock.

In accordance with Italian law and the Issuer’s bylaws, no person may own more than 3% of the Ordinary Shares. Any shareholdings in excess of this limit results in a ban on exercising voting and other rights, except for the right to participate in profits, relative to any shareholding that exceeds the limit. However, the Ordinary Shares owned by the MEF and public bodies or organizations controlled by the MEF are exempt from this ban. This rule provides that the clause regarding shareholding limits will lose effect if the limit is exceeded as a result of a take-over bid, provided that, as a result of the takeover, the bidder will own a shareholding of at least 75% of the share capital with the right to vote on resolutions concerning the appointment or dismissal of Directors.

Pursuant to Article 6.2 of the bylaws of the Issuer and to the special rules set out in Law No. 474/1994, the MEF, in agreement with the Ministry of Economic Development, holds special powers that can be exercised in accordance with the criteria set out in the Prime Ministerial Decree of June 10, 2004. The special powers are as follows:

(i)           objection to the purchase, by parties who are subject to the shareholding limit, of shareholdings that represent at least 3% of the share capital consisting of shares with the right to vote in ordinary shareholders’ meetings, where there is a prejudicial effect caused by the transaction to the vital interests of the State. In the event of a failure to comply with directions to assign these shares, the Regional Administrative Court of Lazio, at the request of the MEF, will order the sale of the shares representing the significant shareholding;

(ii)           objection to the signing of certain finance agreements in the event that at least 3% of the share capital consisting of shares with the right to vote in ordinary shareholders’ meetings is represented in the agreements;

(iii)           appointment of a Director with no right to vote in Board meetings; and

(iv)           vetoing, if duly justified by an actual prejudicial effect to the vital interests of the State, of resolutions to dissolve the Company, transfer the company, merge, demerge, transfer the registered office overseas, change the company purpose, amend the bylaws in a way that withdraws or modifies the powers detailed above.

Decisions to exercise the powers detailed in items (i), (ii) and (iv) above may be challenged within sixty days, by the parties entitled to do so, before the Regional Administrative Court of Lazio.

The special powers mentioned above have been amended by Law Decree No. 21 of March 15, 2012, as converted by Law No. 56 of May 11, 2012. However, such amendments will become effective only upon enactment of implementing  ministerial regulations which have not yet been enacted as of the date hereof.

With respect to all other persons referenced in Item 2 above, to the best of CDP’s knowledge, as of the date hereof, no such person beneficially owns Ordinary Shares of the Issuer.

(b) The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of shares which CDP has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The MEF has the sole power to vote and to dispose of the Ordinary Shares it holds directly.

To the best of CDP’s knowledge, each of Franco Bassanini and  Cristian Chizzoli has the sole power to vote or to direct the vote and to dispose of all of the Ordinary Shares beneficially owned by him.

(c) In the period from August 7, 2012 to September 13, 2012, CDP sold a total of 61,744,750 Ordinary Shares through open market transactions on the Mercato Telematico Azionario (“MTA”), the automated screen-based trading system managed by Borsa Italiana S.p.A., the Italian stock exchange (the “Initial Market Transactions”) through JP Morgan Securities Plc (“JP Morgan”) as broker, as set forth in Exhibit 99.1 to the Original Schedule 13D. Initial Market Transactions in the period from August 7, 2012 to September 4, 2012 were carried out based on daily sale orders given by CDP to JP Morgan. Initial Market Transactions in the period from September 5, 2012 to September 13, 2012 were carried out by JP Morgan on behalf of CDP pursuant to the arrangement described in Item 6 of the Original Schedule 13D.  Ordinary Shares sold in the Initial Market Transactions together represent in aggregate approximately 1.7% of the Issuer’s share capital

In the period from September 24, 2012 to October 9, 2012, CDP sold an additional 58,255,250 Ordinary Shares (the “Additional Transactions”) through Credit Suisse Securities (Europe) Limited (“Credit Suisse”) as broker, as set forth in Exhibit 99.2 hereto, based on daily sale orders given by CDP to Credit Suisse. 47,043,029 of the Ordinary Shares sold in the Additional Transactions were sold through open market transactions on the MTA; the residual 11,212,221 Ordinary Shares were sold through off- market transactions. Ordinary Shares sold in the Additional Transactions together represent in aggregate approximately 1.6% of the Issuer’s share capital. Except for the Additional Transactions, since the filing of Amendment No. 1 on September 13, 2012, which reported the Initial Market Transactions, there have been no other transactions in the securities of the Issuer effected by CDP or, to the best of CDP’s knowledge, the persons or entities referenced in Item 2 of the Original Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.                      Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

Exhibit 99.1 Sale transactions during the period from August 7, 2012 through September 13, 2012.*

Exhibit 99.2 Sale transactions during the period from September 24, 2012 through October 9, 2012.

* Filed previously as exhibit to Amendment No. 1 to the Schedule 13D, dated as of September 13, 2012.

(signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2012

CASSA DEPOSITI E PRESTITI S.p.A.

By	/s/ Giovanni Gorno Tempini
	Name:	Giovanni Gorno Tempini
	Title:	Chief Executive Officer